Aflac Incorporated 1st Quarter 2010 Form 10-Q

EXHIBIT 12

Aflac Incorporated and Subsidiaries

Ratio of Earnings to Fixed Charges

Three Months Ended March 31,

(In thousands)	2010	2009
Fixed charges:
Interest expense(1)	$32,682	$7,801
Interest on investment-type contracts	9,294	8,461
Rental expense deemed interest	250	402
Total fixed charges	$42,226	$16,664

Earnings before income tax(1)	$973,725	$871,163
Add back:
Total fixed charges	42,226	16,664
Total earnings before income tax and fixed charges	$1,015,951	$887,827

Ratio of earnings to fixed charges	24.1x	53.3x

(1)	Excludes interest expense on income tax liabilities

EXH 12-1